

September 9, 2014

Via E-mail
Stephen From
President and Chief Executive Officer
Eyegate Pharmaceuticals, Inc.
271 Waverley Oaks Road
Suite 108
Waltham, MA 02452

> **Re: Eyegate Pharmaceuticals, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 29, 2014**
> **File No. 333-197725**

Dear Mr. From:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations, page 61

1. The amount for the convertible promissory notes due to stockholders does not appear to agree with the amount disclosed on the June 30, 2014 balance sheet. Please explain to us how the contractual amount was determined, and revise, as appropriate.

Notes to Consolidated Financial Statements
15. Subsequent Events, page F-28

2. It appears that you deleted the disclosure regarding the date through which the subsequent events have been evaluated as required by ASC 855-10-50-1. Please revise or explain to us why you deleted this disclosure.

Notes to Consolidated Financial Statements (unaudited)
5. Debt, page F-40

3. Please refer to your disclosure on the Amended and Restated Notes on page F-41and
   address the following:

   - Revise to disclose the fair value of the warrants issued to the 2012 note holders.
   - It appears that the conversion price of the notes will be equal to 70% of the initial
     offering price. Provide us with your accounting analysis of the conversion feature of
     the notes citing authoritative literature supporting your treatment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

You may contact Don Abbott at (202) 551-3608 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Jones at (202) 551-3786, John Krug at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: Josef B. Volman, Esq.
        J. Fraser Collin, Esq.
        Burns & Levinson LLP
        125 Summer Street
        Boston, MA 02110